July 15, 2014

VIA EDGAR

Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, DC 20549
Attention:	Maryse Mills-Apenteng, Special Counsel
Jeff Kauten, Staff Attorney

Re:	Quantum Corporation
Revised Preliminary Proxy Statement on Schedule 14A
Filed June 10, 2014
File No. 001-13449

Ladies and Gentlemen:

On behalf of Quantum Corporation (“Quantum,” or the “Company”), we are submitting this letter in response to the comments from the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated July 11, 2014 (the “Comment Letter”) regarding the above referenced Revised Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”). For your convenience, we have repeated your comments below in italics, and the headings and numbered responses in this response letter correspond to the headings and numbered comments contained in the Comment Letter.

Proxy Card

1.	We note your response to prior comment 10. If you are seeking discretionary authority to cumulate votes as contemplated by Item 6(c)(4) of Schedule 14A, you must indicate that in your proxy statement. If you continue to seek this authority, please at a minimum provide a direct means for security holders to withhold all authority to cumulate, other than by affirmatively calculating and specifying an equivalent number of votes for each of your nominees. Alternatively, please provide a detailed legal analysis, citing the authority upon which you rely under both state and federal law, supporting the proposition that you may obtain this authority by proxy even if the security holder has done nothing to indicate that the security holder wishes to vote any shares cumulatively.

The Company respectfully advises the Staff that it has revised page 6 of the Proxy Statement and the proxy card to more clearly state that a stockholder may withhold authority to cumulate by indicating as such on the proxy card and has provided a means for stockholders to withhold authority to cumulate votes. We have supplementally provided our proposed revised disclosures for your reference.

* * * * *

The Company also acknowledges that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Should the Staff have any additional comments or questions, please contact me at (212) 497-7702 or my partner, Lisa Stimmell at (650) 849-3424. We respectfully request that the Staff confirm that it has no additional requests or comments.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Warren de Wied

cc:	Jon Gacek, Quantum Corporation Shawn Hall, Quantum Corporation Steven Bochner, Wilson Sonsini Goodrich & Rosati, PC Lisa Stimmell, Wilson Sonsini Goodrich & Rosati, PC